February 1, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

                       INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      COLUMBIA INSURANCE CORPORATION, LTD.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-8905
                                FILE NO. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated October 25, 1996 (File No. 70-8905) and July 23, 1999 (File No. 70-9371), the
undersigned hereby submits the following information applicable to Columbia Insurance Corporation, Ltd. ("CICL") for the July 1, 2001 through December 31, 2001 period.

1. Provide a general description of loss exposure/experience for automobile, "all-risk" property, and general liability insurance coverage.

CICL was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks of Columbia Energy Group ("CEG"), its subsidiaries and associates. CEG was acquired by NiSource, Inc. on November 1, 2000 and NiSource entities were added on a subsidiary by subsidiary basis to the CEG insurance programs. CICL continues to write these risks under reinsurance agreements with qualified primary insurance carriers. At July 1, 2001 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 2001 a new All Risks Property reinsurance agreement was negotiated, with retentions remaining the same as in the prior period. "T&D" (property coverage for transmission and distribution lines) was reinsured to CICL and fully reinsured by a third party and secured by a letter of credit. Addition of T&D coverage poses no loss or credit risk to CICL. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

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As further discussed under point 2 below, CICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There have been $8,578,588 in paid claims since inception - $1,574,839 (including LTD) for the period under review.


2. Provide an analysis by subsidiary or associate company of auto liability, general liability, property and LTD losses and expenses incurred during the six-month period as compared to premiums paid.

For the period under review CICL's incurred loss to earned premium ratios for the policies which incepted at 7/1/01 were as follows:


                                        EARNED PREMIUM       INCURRED LOSS
COVERAGE LINE                             (7/1-12/31)        (INCL. IBNR)             LOSS RATIO
-------------                             -----------        ------------             ----------
All Risk Property                        $1,290,000          $1,500,000                   116.28%
T&D                                        $208,333                   0                     0
General/ Auto Liability                  $1,400,000          $2,812,000                   200.86%
Long-Term Disability                     $1,148,742          $1,079,116                    93.94%
                                         -------------       -------------                -------
Totals                                   $4,047,081.61       $5,391,116.00                133.21%


The above ratios reflect a conservative reserving position, as is appropriate for a company in its early years of writing business.


3. Provide an analysis by subsidiary or associate companies of claims paid by CICL on behalf of such subsidiary or associate company and include the lead-in reserve available to CICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on CICL's property and liability programs as at July 1, 2001 and December 31, 2001, were $18,353,630 and $17,306,791 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

At December 31, 2001, CICL also had a reserve for long term disability (LTD) risks assumed under portfolio transfer agreements with two unrelated insurers and a new policy issued effective 7/1/01. A qualified actuary has estimated the LTD reserve to be approximately $10,567,080. (Two actuaries were used and this figure is the high end of the range of loss figures provided). Beginning-of-period loss reserves were $11,007,490. Prior to assuming this risk, CICL applied for, and was granted, a Prohibited Transaction Exemption by the Department of Labor, having shown in their application that the reinsurance of the LTD risks of employees of CEG by CICL would allow CEG to improve the LTD benefits provided. In order to provide this employee benefit reinsurance program, CICL formed a Vermont branch of their Bermuda captive, exclusively for the purpose of reinsuring ERISA risks. CICL also changed its license class to allow it to underwrite Long Term risks.



4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of CICL and loss experience of each subsidiary as a result of operations of CICL.

CICL employs a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. Premiums were essentially unchanged since the 7/1/00 renewal.

The net premium for the LTD risks assumed by the captive during the period under review represents a 6 month (7/1/01 - 12/31/01) period for LTD premium charged by the commercial insurer which issued the policies, less insurer expenses. It is anticipated that using CICL to reinsure this risk will allow NiSource to continue to provide the expanded employee benefit coverage, without a commensurate increase in rates.

5. Provide a copy of CICL's income statement and balance sheet, including any notes thereto.

CICL's income statement and balance sheet including any notes are attached.

Very truly yours,

COLUMBIA INSURANCE CORPORATION, LTD.

By:   /s/ J. W. Grossman
     ---------------------------
     J. W. Grossman, President

                       Columbia Insurance Corporation, LTD
                                  Balance Sheet
                             As of December 31, 2001
                                     ($000)

ASSETS

Investment and other assets                                               3,209
                                                                    ------------

Current Assets

     Cash and temporary cash investments                                 33,220
     Accounts receivable, net
        Intercompany                                                         32
        Other                                                               156
     Prepayments                                                          3,388
                                                                    ------------
Total Current Assets                                                     36,795
                                                                    ------------

Deferred Charges                                                          1,731
                                                                    ------------

TOTAL ASSETS                                                             41,736
                                                                    ============


CAPITALIZATION AND LIABILITIES

Capitalization
     Common Stock Equity
         Common stock                                                       370
        Additional paid-in capital                                        1,142
        Retained earnings                                                 4,131
                                                                    ------------
Total Capitalization                                                      5,644
                                                                    ------------

Current Liabilities
     Accounts and drafts payable                                             88
     Intercompany accounts payable                                          130
     Accrued taxes                                                        1,838
     Other                                                                6,161
                                                                    ------------
Total Current Liabilities                                                 8,218
                                                                    ------------

Other Liabilities and Deferred Credits                                   27,874
                                                                    ------------

TOTAL CAPITALIZATION AND LIABILITIES                                     41,736
                                                                    ============

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                       Columbia Insurance Corporation, LTD
                                Income Statement
                        Year-to-Date, December 31, 2001
                                     ($000)

Operating Revenues                                                        9,470

Operating Expenses                                                        6,116
                                                                    ------------
Operating Income                                                          3,354
                                                                    ------------
Other Income (Deductions)
     Interest income and other, net                                       1,384
                                                                    ------------
Total Other Income (Deductions)                                           1,384
                                                                    ------------

Income Before Income Taxes                                                4,738

Income Taxes                                                              1,658
                                                                    ------------

Net Income                                                                3,080
                                                                    ===========
